                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                              LIBERTY DIGITAL, INC.
                                (Name of Issuer)

                      Series A Common Stock, $.01 par value
                      Series B Common Stock, $.01 par value
              Series B Convertible Preferred Stock, $.01 par value
              ----------------------------------------------------
                        (Title of Classes of Securities)

                        Series A Common Stock 87229N 10 1
                        ---------------------------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                            9197 South Peoria Street
                               Englewood, CO 80112
                                 (720) 875-5400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 9, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Series A Common Stock CUSIP No.  87229N 10 1

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                     LIBERTY MEDIA CORPORATION
                     84-1288730

         (2)  Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]

         (3)  SEC Use Only

         (4)  Source of Funds
                     OO

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         (6)  Citizenship or Place of Organization
                     Delaware

Number of                 (7) Sole Voting Power            11,957,196 Shares of
Shares Beneficially                                        Series A Common Stock
Owned by
Each Reporting Person     (8) Shared Voting Power          0 Shares
With
                          (9) Sole Dispositive Power       11,957,196 Shares of
                                                           Series A Common Stock

                          (10) Shared Dispositive Power    0 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                     11,957,196 shares of Series A Common Stock*

         (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13) Percent of Class Represented by Amount in Row (11)**
                     Series A Common Stock   49.6%

         (14) Type of Reporting Person
                     HC, CO

* Does not include 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock and 25,751,100 shares of Series B Common Stock issuable upon conversion of 150,000 shares of Series B Convertible Preferred Stock beneficially owned by the Reporting Person. Shares of Series B Common Stock and Series B Convertible Preferred Stock are convertible at any time at the option of the Reporting Person. (See Item 5.)

** Percentage determined (i) based upon 20,732,666 shares of Series A Common Stock outstanding as of July 31, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, and (ii) without including 62,500,000 shares of Series A Common Stock issuable upon conversion of 62,500,000 shares of Series B Common Stock beneficially owned by the Reporting Person and 25,751,100 shares of Series B Common Stock issuable upon conversion of 150,000 shares of Series B Convertible Preferred Stock. Such shares of Series B Common Stock are convertible at any time at the option of the holder. Each share of Series B Common Stock is entitled to 10 votes per share, and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these series of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the issuer representing approximately 98.1% of the voting power of the Issuer. The shares of Series B Convertible Preferred Stock have no voting rights except those required by law and except in certain circumstances. (See Items 1 and 5.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                              LIBERTY DIGITAL, INC.
                         (Commission File No. 333-28613)

         This amended statement amends Items 1, 3 and 5 of a statement on
Schedule 13D filed by Liberty Media Corporation as set forth below.

ITEM 1.  SECURITY AND ISSUER

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person") Stock is filing this Statement on Schedule 13D (this "Statement") with respect to the Series A Common Stock, $.01 par value per share (the "Series A Stock"), of Liberty Digital, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 67 Irving Place North, 4th Floor, New York, New York 10003.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement also relates to the shares of Series A Stock issuable upon conversion of shares of the Series B Common Stock, $.01 par value per share (the "Series B Stock" and together with the Series A Stock, the "Common Stock") and the Series B Preferred Stock, $.01 par value per share (the "Preferred Stock"), of the Issuer. At the option of the holder, (i) each share of Series B Stock is convertible into one share of Series A Stock and
(ii) each share of Preferred Stock is convertible into 171.674 shares of Series B Stock. The shares of Series A Stock are not convertible into shares of Series B Stock or Preferred Stock. The holders of Series A Stock and Series B Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of the Series B Stock are entitled to ten votes per share and the holders of the Series A Stock are entitled to one vote per share. The shares of Series B Convertible Preferred Stock have no voting rights except those required by law and except in certain circumstances.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person currently beneficially owns, through subsidiaries, a total of 11,957,196 shares of Series A Stock, 62,500,000 shares of Series B Stock and 150,000 shares of Preferred Stock. See Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person presently beneficially owns, through subsidiaries, 11,957,196 shares of Series A Stock, 62,500,000 shares of Series B Stock and 150,000 shares of Preferred Stock. On September 9, 1999 the Issuer and the Reporting Person, and certain of its affiliates completed the transactions contemplated by a Contribution Agreement, as amended, dated April 23, 1999 pursuant to which:

         A wholly owned subsidiary of the Reporting Person contributed to the Issuer all of the outstanding stock of its wholly owned subsidiaries that were formed solely to hold some of the Reporting Person's investments in interactive programming and content related assets;

              - The Reporting Person (through a wholly owned subsidiary) assigned to the Issuer its rights relating to channel capacity on AT&T Corporation's cable television systems for the provision of interactive video services under an agreement between the Reporting Person and AT&T entered into in connection with the merger of AT&T and Tele-Communications, Inc., the former parent of the Reporting Person;

              - The Reporting Person (through a wholly owned subsidiary) contributed to the Issuer a combination of cash and notes payable to the Reporting Person or one or more of its wholly owned subsidiaries by the contributed subsidiaries and the Issuer equal to $150 million;

              - The Issuer adopted a deferred compensation and stock appreciation rights plan for key executives of the Issuer; and

              - In consideration of all of the foregoing, the Issuer issued to a wholly owned subsidiary of the Reporting Person, (1) 109,450,167 shares of Series B Stock and (2) 150,000 shares of the Preferred Stock, having an initial aggregate liquidation preference of $150 million.

The 11,957,196 shares of Series A Stock beneficially owned by the Reporting Person represent 49.6% of the 24,112,615 shares of Series A Stock outstanding on July 31, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, as amended (the "Form 10-Q"). The 62,500,000 shares of Series B Stock beneficially owned by Reporting Person represent 100% of the 62,500,000 shares of Series B Stock outstanding on July 31, 1999, as reported by the Issuer in the Form 10-Q. The 150,000 shares of Preferred Stock beneficially owned by the Reporting Person represent 10% of the 150,000 shares of Preferred Stock outstanding.

         Robert R. Bennett, President, Chief Executive Officer and a director of the Reporting Person and a director of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Stock, of which 60,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         Leo J. Hindery, Jr., a director of the Reporting Person, has stock options granted by the Issuer to acquire 833,334 shares of Series A Stock, all of which were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent 3.3% of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         David B. Koff, Senior Vice President, and Assistant Secretary of the Reporting Person and a director, Vice President and Secretary of the Issuer, has stock options granted by the Issuer to acquire 100,000 shares of Series A Stock, of which 60,000 shares were exercisable within 60 days of the date of this Statement. Assuming the exercise in full of such stock options, the beneficial ownership of such shares by such individual would represent less than one percent of the shares of the Issuer's Series A Stock assumed to be outstanding upon such exercise.

         Amos B. Hostetter, Jr., a director of AT&T, beneficially owns 6,500 shares of Series A Stock.

Other than as described in this Statement, as of the date of this Statement, none of the Schedule 1 Persons or Schedule 2 Persons has any interest in any securities of the Issuer.

         (b) The Reporting Person has the sole power to vote or to direct the voting of the Shares beneficially owned by the Reporting Person. The Reporting Person has the sole power to dispose of, or to direct the disposition of the Shares that Reporting Person beneficially owns.

         To the knowledge of the Reporting Person, each of Messrs. Bennett, Hindery, Koff and Hostetter have sole power to vote or to direct the voting of the shares of the Series A Stock that he beneficially owns. To the knowledge of the Reporting Person, each of Messrs. Bennett, Hindery, Koff and Hostetter have the sole power to dispose of, or to direct the disposition of, the shares of the Series A Stock that he beneficially owns.

         (c) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

         To the knowledge of the Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Stock owned by Messrs. Bennett, Hindery, Koff or Hostetter.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 7, 1999                            LIBERTY MEDIA CORPORATION


                                           /s/ Charles Y. Tanabe
                                           -------------------------------------
                                           Charles Y. Tanabe
                                           Senior Vice President

                                                                      SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. is set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.

Name                               Title
----                               -----
C. Michael Armstrong               Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                    Director; Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff                Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha                   Director; Chairman and Chief Executive Officer of Springs
                                   Industries, Inc.

George M. C. Fisher                Director; Chairman and Chief Executive Officer of Eastman Kodak
                                   Company

Donald V. Fites                    Director; Chairman and Chief Executive Officer of Caterpillar, Inc.

Amos H. Hostetter, Jr.             Director, Chairman of Pilot House Associates, LLC.

Ralph S. Larsen                    Director; Chairman and Chief Executive Officer of Johnson &
                                   Johnson

John C. Malone                     Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                  Director; President of IRC Group

Michael I. Sovern                  Director; President Emeritus and Chancellor Kent Professor of Law
                                   at Columbia University

Sanford I. Weill                   Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman                    Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis                     President and Director

Harold W. Burlingame               Executive Vice President, Merger & Joint Venture Integration

James Cicconi                      Executive Vice President-Law & Governmental Affairs and General
                                   Counsel

Mirian Graddick                    Executive Vice President, Human Resources

Daniel R. Hesse                    Executive Vice President and President & CEO, AT&T Wireless
                                   Services

Leo J. Hindery, Jr.                President and Chief Executive Officer, AT&T Broadband and
                                   Internet Services

Name                               Title
----                               -----
Frank Ianna                        Executive Vice President and President, AT&T Network Services

Michael G. Keith                   Executive Vice President and President, AT&T Business Services

H. Eugene Lockhart                 Executive Vice President, Chief Marketing Officer

Richard J. Martin                  Executive Vice President, Public Relations and Employee
                                   Communication

David C. Nagel                     President, AT&T Labs & Chief Technology Officer

John C. Petrillo                   Executive Vice President, Corporate Strategy and Business
                                   Development

Richard Roscitt                    Executive Vice President and President & CEO, AT&T Solutions

D.H. Schulman                      Executive Vice President and President, AT&T Consumer Long
                                   Distance and Segment Marketing

Daniel E. Somers                   Senior Executive Vice President and Chief Financial Officer